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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  0-22414

SUBURBAN BANCORPORATION, INC.
(Exact name of registrant as specified in charter)

10869 MONTGOMERY ROAD, CINCINNATI, OHIO 45242  (513) 489-4888
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of each class of securities covered by this form)

NONE
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    [X]        Rule 12h-3(b)(1)(i)     [ ]
Rule 12g-4(a)(1)(ii)   [ ]        Rule 12h-3(b)(1)(ii)    [ ]
Rule 12g-4(a)(2)(i)    [ ]        Rule 12h-3(b)(2)(i)     [ ]
Rule 12g-4(a)(2)(ii)   [ ]        Rule 12h-3(b)(2)(ii)    [ ]
                                  Rule 15d-6              [ ]

Approximate number of holders of record as of the
certification or notice date:   0


Pursuant to the requirements of the Securities Exchange Act of 1934, SUBURBAN BANCORPORATION, INC. has caused this certification/notice to be signed on behalf by the undersigned duly authorized person.



Date: July 25, 1997         By: /s/  Joseph F. Hutchison
                                ----------------------------
                                Joseph F. Hutchison